[GRAPHIC OMITTED] AHOLD                                          August 30, 2007

                                                                   Press Release

MYRA HART RESIGNS FROM AHOLD SUPERVISORY BOARD

Amsterdam, the Netherlands - Ahold today announced that Myra Hart is leaving its Supervisory Board, with effect from today, for personal reasons.

Mr Rene Dahan, chairman of the Ahold Supervisory Board, said "Myra has made a significant contribution during her time with us. In addition to her general supervisory board duties, she has been an active member of our Remuneration and Selection and Appointment committees. She has a number of professional commitments in the United States which involve considerable time and energy and I respect her decision to step down from Ahold. I, along with my fellow board members, wish to express our appreciation and gratitude to Myra for her commitment and hard work."

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold.".

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